SENTINEL GROUP FUNDS, INC. National Life Drive Montpelier, Vermont 05604

July 31, 2008

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Division of Investment Management

Re:	Sentinel Group Funds, Inc. Registration Statement on Form N-14 (File No. 333-152068)

Ladies and Gentlemen: We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective on Thursday, July 31, 2008.

Very truly yours, SENTINEL GROUP FUNDS, INC.

By: /s/ Lindsay E. Staples _______________ Name: Lindsay E. Staples Title: Assistant Secretary

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